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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No   X
                       ------             -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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COMPLETION OF ISSUANCE OF SUBORDINATED NOTES BY CHOHUNG BANK

On November 3, 2004, Chohung Bank, one of our major banking subsidiaries, completed the issuance of subordinated notes, of which we previously announced the decision for the issuance on October 14, 2004. The issuance amount is USD400,000,000. The following is a summary of finalized terms and conditions of the note issuance.

1. Issuer                : Chohung Bank
2. Notes offered         : 4.500% Subordinated Notes due 2014 in an initial aggregate principal amount of USD200,000,000 and 4.625%
                           Upper Tier II Subordinated Notes due 2014 in an initial aggregate principal amount of USD200,000,000
3. Offering              : The Notes are being offered (1) in the United States only to QIBs in reliance on Rule 144A under the
                           Securities Act and (2) outside the United States in reliance on Regulation S under the Securities Act
4. Issue Price           : 99.779% for the Subordinated Notes and 99.669% for the Upper Tier II Subordinated Notes, in each case, plus accrued interest, if any, from November 3, 2004.
5. Maturity Date         : November 3, 2014, if not redeemed earlier
6. Interest              : 4.500% per annum in the case of Subordinated Notes and 4.625% per annum in the case of the Upper Tier II
                           Subordinated Notes from and including November 3, 2004 to but excluding November 3, 2014. If the Notes are not redeemed, the coupon rate from November 3, 2009 will be reset at the U.S. Treasury Rate plus
                           200.25 basis points in the case of the Upper Tier II Subordinated Notes.
7. Interest payment dates: May 3 and November 3 of each year, commencing May 3, 2005
8. Optional Redemption   : The Issuer may redeem the Subordinated Notes and/or the Upper Tier II Subordinated Notes on November 3,
                           2009
9. Listing               : Singapore Stock Exchange

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /S/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date: November 4, 2004